Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 8, 2020

Relating to Preliminary Prospectus Supplement dated January 8, 2020 and

Prospectus dated May 29, 2019

Registration No. 333-230351

Ares Capital Corporation

$750,000,000
3.250% Notes due 2025

PRICING TERM SHEET
January 8, 2020

The following sets forth the final terms of the 3.250% Notes due 2025 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated January 8, 2020, together with the accompanying prospectus dated May 29, 2019, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.  In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.  All references to dollar amounts are references to U.S. dollars.

Issuer	Ares Capital Corporation

Security	3.250% Notes due 2025

Ratings*	Baa3/BBB-/BBB (Positive/Positive/Stable) (Moody’s/S&P/Fitch)

Aggregate Principal Amount Offered	$750,000,000

Maturity	July 15, 2025, unless earlier repurchased or redeemed

Trade Date	January 8, 2020

Price to Public (Issue Price)	99.686%

Coupon (Interest Rate)	3.250%

Yield to Maturity	3.313%

Spread to Benchmark Treasury	+165 basis points

Benchmark Treasury	1.750% due December 31, 2024

Benchmark Treasury Price and Yield	100-13 1/4 / 1.663%

Interest Payment Dates	January 15 and July 15, commencing July 15, 2020

Change of Control	Holders have the right to require Ares Capital to repurchase the Notes at 100% of their principal amount plus accrued and unpaid interest, if any, in the event of a Change of Control Repurchase Event.

Make-Whole Redemption

Equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

•                  100% of the principal amount of the Notes to be redeemed, or

•                  the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 25 basis points; provided, however, that if Ares Capital redeems any Notes on or after June 15, 2025 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Settlement Date	January 15, 2020 (T+5)

Denomination	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP	04010L AY9

ISIN	US04010LAY92

Joint Book-Running Managers	BofA Securities, Inc. J.P. Morgan Securities LLC SMBC Nikko Securities America, Inc. BMO Capital Markets, LLC Mizuho Securities USA LLC

Morgan Stanley & Co. LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Joint Lead Managers

Barclays Capital Inc.
BNP Paribas Securities Corp.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
Natixis Securities Americas LLC
Regions Securities LLC
SG Americas Securities, LLC
SunTrust Robinson Humphrey, Inc.

Co-Managers

Capital One Securities, Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
ICBC Standard Bank Plc
Santander Investment Securities Inc.
U.S. Bancorp Investments, Inc.
BNY Mellon Capital Markets, LLC
CIBC World Markets Corp.
Comerica Securities, Inc.
Credit Suisse Securities (USA) LLC
JMP Securities LLC
Keefe, Bruyette & Woods, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Ares Capital Corporation expects that delivery of the Notes will be made to investors on or about January 15, 2020, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to two business days before delivery should consult their advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of Ares Capital before investing.  The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission, contains this and other information about Ares Capital and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed.  The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Ares Capital and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement with the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 212-834-4533 or SMBC Nikko Securities America, Inc. at 1-888-868-6856.